

Mail Stop 4628

October 26, 2017

Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re: Hess Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 23, 2017**
> **Response Letter dated September 22, 2017**
> **File No. 001-01204**

Dear Mr. Rielly:

We have reviewed your September 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements, page 46

Statement of Consolidated Income, page 51

1. We note your response to prior comment one, indicating your cost of products sold measure predominantly reflects amounts paid to third parties in exchange for crude oil, natural gas liquids and natural gas. Please modify your presentation to utilize a label for this measure that more closely reflects the nature of the activity. If you wish to retain a cost of products sold measure, this should reflect all attributable costs, whether in the aggregate on a single line, or by tabulating applicable cost components shown on separate lines. If amounts are excluded in reliance on SAB Topic 11:B, the excluded amounts

should be separately quantified and limited to depreciation, depletion and amortization that is otherwise attributable to costs of products sold.

2. Please provide as supplemental information an analysis of the volumes and average prices paid for the crude oil, natural gas liquids, and natural gas associated with amounts reported as "cost of products sold (excluding items shown separately below)" for each period presented, and show how such purchased volumes reconcile to the difference between volumes sold on page 31 and volumes produced on page 5. Please include any details and explanations necessary to understand how your financial presentation reflects the underlying production and purchasing activities.

You may contact John Cannarella, Staff Accountant, at (202) 551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources